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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends:

	Nine Months Ended September 30,		Year Ended December 31,
	2003(1)	2002	2002(1)	2001	2000	1999	1998(1)
Earnings:
Net (loss)/income	$(728,555)	$926,717	$(157,274)	$1,488,493	$2,676,724	$968,748	$(317,406)
Add: interest expense	5,408,007	2,774,083	4,144,231	3,181,697	2,167,869	1,696,222	1,357,565

Earnings as adjusted	$4,679,452	$3,700,800	$3,986,957	$4,670,190	$4,844,593	$2,664,970	$1,040,159

Combined Fixed Charges and Preferred Share Dividends:
Interest expense	$5,408,007	$2,774,083	$4,144,231	$3,181,697	$2,167,869	$1,696,222	$1,357,565
Preferred share dividends	—	—	—	—	—	—	—

Total	$5,408,007	$2,774,083	$4,144,231	$3,181,697	$2,167,869	$1,696,222	$1,357,565

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	0.87	1.33	0.96	1.47	2.23	1.57	0.77

(1)
Earnings were inadequate to cover fixed costs by $728,555 for the nine months ended September 30, 2003, and by $157,274 and $317,406 for the years ended December 31, 2002 and 1998, respectively.

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  Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends